

8 2-5 1 1 1



SEC MAIL PROCESSING
RECEIVED
JUN 0 7 2005
WASH., D.C. 192 SECTION

CID-B-05-001
May 25, 2005



05008777

Securities and Exchange Commission
Judiciary Plaza
450 5th Street, N.W.
Washington, D.C. 20549
Attn: Filing Desk

JSAT Corporation
File No. 82-5111
Exemption Pursuant to Rule 12g3-2(b)

SUPPL

Ladies and Gentlemen:

Pursuant to Rule 12g3-2(b) under the Securities Exchanges Act of 1934, as amended, enclosed are copies of JSAT Corporation's (the "Company") release document. As required pursuant to Rule 12g3-2(b), the exemption number appears in the upper right-hand corner of each unbound page and of the first page of each bound document.

- Operating Results for the Year and the 4th Quarter Ended March 31, 2005
- Presentation Material of the Year and the 4th Quarter Ended March 31, 2005
- JSAT Announces Issuance of Stock Options (Subscription Rights) (dated May 11, 2005)
- JSAT Announces Personnel Reappointments (dated May 11, 2005)

Thank you for your attention and cooperation.



PROCESSED
JUN 0 9 2005

Yours faithfully,

Hideto Usa
General Manager
Corporate Communications & Investor Relations Division
Corporate Coordination Group
JSAT Corporation

Enclosure

82-5111


SEC MAIL PROCESSING
RECEIVED
JUN 07 2005
WASH., D.C.
192
SECTION

May 11, 2005
JSAT Corporation

Operating Results for the Year and the 4th Quarter Ended March 31, 2005

JSAT Corporation ("JSAT" or "the Company") today reported operating results and other financial data for the year and the fourth quarter ended March 31, 2005. These financial results and data, which are unaudited, are prepared under accounting principles generally accepted in Japan(Japanese GAAP).

1. Financial Highlights under Japanese GAAP (unaudited)
2. Summary of Consolidated Financial Statements under Japanese GAAP (unaudited)
3. Operating Results for JSAT Subsidiaries and Affiliates (unaudited)
4. Outlook for the Year Ending March 31, 2006, under Japanese GAAP (unaudited)
5. Financial Highlights under US GAAP (unaudited)
6. Summary of Consolidated Financial Statements under US GAAP (unaudited)
7. Outlook for the Year Ending March 31, 2006, under US GAAP (unaudited)

1. *Financial Highlights under Japanese GAAP (unaudited)*

JSAT Group's financial highlights for the year ended March 31, 2005, are as follows (Figures are rounded down to hundred thousand yen except for share and per share amounts.):

	For the year ended or as of March 31,			
	2005 (Results)	2004 (Results)	Change	2005 (Outlook)
	¥ Million	¥ Million	%	¥ Million
Revenues	44,388	45,144	-1.7%	44,000
Operating income	8,063	10,965	-26.5%	7,000
Ordinary profit	7,512	9,962	-24.6%	6,600
Net income	4,077	6,460	-36.9%	4,000
Total assets	159,903	179,254	-10.8%	-
Shareholders' equity	92,317	104,166	-11.4%	-
Net operating cash flow	23,298	22,847	+2.0%	23,000
EBITDA	24,974	29,781	-16.1%	24,800
EBITDA margin	56.3%	66.0%	-9.7 point	56.4%
Earning per share (EPS)	¥11,223.68	¥16,926.50	-33.7%	¥11,222.75
Dividend per share	¥6,000	¥6,000	-	¥6,000
Weighted average number of shares outstanding	358,842	377,931	-	356,418

Three months ended	Mar. 31, 2005	Mar. 31, 2004	Change	Dec. 31, 2004	Sep. 30, 2004	June 30, 2004
	¥ Million	¥ Million	%	¥ Million	¥ Million	¥ Million
Revenues	11,829	11,895	-0.6%	10,749	10,986	10,822
Operating income	1,868	2,092	-10.7%	1,883	1,909	2,402
Ordinary profit	1,585	1,697	-6.6%	1,640	2,002	2,284
Net Income	907	1,779	-49.0%	853	1,090	1,226
Total assets	159,903	179,254	-10.8%	162,662	166,960	168,161
Shareholders' equity	92,317	104,166	-11.4%	94,187	96,140	94,513
Operating cash flows	3,265	3,689	-6.2%	6,097	4,519	9,416
EBITDA	5,945	8,442	-29.6%	6,111	6,226	6,690
EBITDA margin	50.3%	71.0%	-20.7 point	56.9%	56.7%	61.8%
Net income per share	¥2,276.29	¥4,565.74	-50.1%	¥2,394.58	¥3,058.70	¥3,350.57
Weighted average number of shares outstanding	375,998	375,919	-	356,418	356,419	366,138

Notes:

1. EBITDA represents the total of net income, interest, tax, depreciation and amortization.
2. The EBITDA margin is the ratio of EBITDA to revenue.
3. The amount of year-end dividend for the year ended March 31, 2005, is subject to the approval at the 21st Ordinary General Meeting of Shareholders scheduled to be held in late June 2005.

2. Summary of Consolidated Financial Statements under Japanese GAAP (unaudited)

(1) Summary of the Balance Sheets

(¥ Million)

	As of March 31, 2005	As of March 31, 2004
Assets		
Current assets	20,552	22,753
Fixed assets	138,912	155,951
Deferred assets	439	549
Total assets	159,903	179,254
Liabilities and shareholders' equity		
Current liabilities	22,717	21,994
Long-term liabilities	44,695	52,421
Minority interests	172	671
Common stock	53,769	53,769
Additional paid-in capital	31,188	31,188
Retained earnings	16,928	15,111
Unrealized gains on securities	857	7,699
Foreign currency translation adjustment	(499)	(411)
Treasury stock	(9,927)	(3,190)
Total shareholders' equity	92,317	104,166
Total	159,903	179,254

(2) Summary of Statements of Income

(¥ Million)

For the year ended	March 31, 2005	March 31, 2004	Change (%)
Revenues	44,388	45,144	-1.7%
Operating expenses	36,325	34,179	+6.3%
Operating income	8,063	10,965	-26.5%
Other income (expenses)	(550)	(1,003)	-
Ordinary profit	7,512	9,962	-24.6%
Extraordinary income (expenses)	(110)	(134)	-
Income before income taxes and minority interests	7,402	9,828	-24.7%
Income taxes	3,287	3,321	-1.0%
Minority interests	37	46	-19.6%
Net income	4,077	6,460	-36.9%

(¥ Million)

Three months ended	Mar. 31, 2005	Mar. 31, 2004	Change (%)	Dec. 31, 2004	Sep. 30, 2004	June 30, 2004
Revenues	11,829	11,895	-0.6%	10,749	10,986	10,822
Operating expenses	9,960	9,802	+1.6%	8,866	9,077	8,419
Operating income	1,868	2,092	-10.7%	1,883	1,909	2,402
Other income (expenses)	(282)	(395)	-	(242)	92	(118)
Ordinary profit	1,585	1,697	-6.6%	1,640	2,002	2,284
Extraordinary income (expenses)	(118)	(183)	-	29	(108)	87
Income before income taxes and minority interests	1,466	1,514	-3.2%	1,669	1,893	2,372
Income taxes	(557)	280	-	(816)	(784)	(1,128)
Minority interests	1	14	92.9%	-	18	16
Net income	907	1,779	-49.0%	853	1,090	1,226

(3) Revenues for Each Service

(¥ Million)

For the year ended	March 31, 2005	March 31, 2004	Change (%)
Network-Related Services	15,951	17,972	-11.2%
Broadcast & Video Distribution Services	27,831	26,476	+5.1%
Other	605	695	-12.9%
Total	44,388	45,144	-1.7%

(¥ Million)

Three months ended	Mar. 31, 2005	Mar. 31, 2004	Change (%)	Dec. 31, 2004	Sep. 30, 2004	June 30, 2004
Network-Related Services	3,996	4,781	-16.4%	3,986	3,989	3,978
Broadcast & Video Distribution Services	7,649	6,933	+10.3%	6,631	6,957	6,592
Other	182	180	+1.1%	132	39	250
Total	11,829	11,895	-0.6%	10,749	10,986	10,822

(4) Summary of the Cash Flows Statements

(¥ Million)

For the year ended	March 31, 2005	March 31, 2004
Operating activities (net cash)	23,298	22,847
Income before income taxes	7,402	9,828
Depreciation and amortization	16,934	16,842
Extraordinary depreciation	-	2,343
Cancellation fee income	-	(2,047)
Payments for income taxes	(3,847)	(5,219)
Other	2,808	1,100
Investing activities (net cash)	(10,790)	(14,424)
Property and equipment	(11,054)	(11,880)
Business investments	(994)	(532)
Financial investments	1,258	(2,012)
Financing activities (net cash)	(11,871)	(7,529)
Proceeds from short-term borrowings	6,170	1,325
Repayments of short-term borrowings	(2,200)	(2,925)
Proceeds from long-term borrowings	5,000	5,400
Repayments of long-term borrowings	(11,497)	(7,397)
Payments for redemption of convertible bonds	(405)	-
Payments for dividends	(2,194)	(2,457)
Proceeds from sales of treasury stocks	-	1,719
Payments for purchase of treasury stock	(6,744)	(3,193)
Cash and cash equivalents at beginning of the fiscal year	2,233	1,499
Cash and cash equivalents at end of the fiscal year	2,871	2,233

(¥ Million)

Three months ended	March 31, 2005	March 31, 2004	Dec. 31, 2004	Sep. 30, 2004	June 30, 2004
Operating activities (net cash)	3,265	3,689	6,097	4,519	9,416
Income before income taxes	1,466	1,514	1,669	1,893	2,372
Depreciation and amortization	4,301	4,410	4,258	4,241	4,133
Extraordinary depreciation	-	2,343	-	-	-
Cancellation fee income	-	(2,047)	32	(32)	-
Payments for income taxes	-	-	(2,078)	8	(1,777)
Other	(2,503)	(2,530)	2,214	(1,591)	4,688
Investing activities (net cash)	(4,110)	(4,361)	(3,335)	(4,347)	1,002
Property and equipment	(1,999)	(2,477)	(2,554)	(3,321)	(3,178)
Business investments	(28)	-	(505)	(445)	(15)
Financial investments	(2,083)	(1,883)	(274)	(580)	4,196
Financing activities (net cash)	1,343	679	(3,011)	(505)	(9,697)
Proceeds from short-term borrowings	5,000	1,000	-	1,170	-
Repayments of short-term borrowings	-	(100)	(1,000)	(200)	(1,000)
Proceeds from long-term borrowings	1,000	2,000	3,000	1,000	-
Repayments of long-term borrowings	(4,116)	(2,116)	(4,082)	(2,216)	(1,082)
Payments for redemption of convertible bonds	(405)	-	-	-	-
Payments for dividends	(135)	(104)	(928)	(259)	(870)
Payments for purchase of treasury stock	-	-	-	-	(6,743)
Cash and cash equivalents at beginning of the quarter	2,396	2,326	2,633	2,952	2,233
Cash and cash equivalents at end of the quarter	2,871	2,233	2,396	2,633	2,952

3. Operating Results for JSAT Subsidiaries and Affiliates (unaudited)

Presented below are summaries of operating results for the JSAT's major subsidiaries and affiliates for the year ended March 31, 2005. These financial results and data, which are unaudited, are based on Japanese GAAP.

(1) Subsidiaries

- **Japan Cablecast Inc.** (100% ownership)

(¥ Million)

For the year ended	March 31, 2005
Revenues	367
Operating income	(1,606)
Ordinary profit	(1,741)
Net income	(1,353)

- **JSAT International Inc.** (100% ownership)

(¥ Million)

For the year ended	March 31, 2005
Revenues	291
Operating income	(396)
Ordinary profit	(428)
Net income	(428)

※Regarding JSAT International Inc. (JII), its fiscal year is a period from January to December. JII's operating results include Horizons Satellite LLC's operating results.

- **Satellite Network, Inc.** (92% ownership)

(¥ Million)

For the year ended	March 31, 2005
Revenues	4,985
Operating income	281
Ordinary profit	283
Net income	171

(2) Affiliate

- **Pay Per View Japan, Inc.** (20% ownership)

(¥ Million)

For the year ended	March 31, 2005
Revenues	14,627
Operating income	133
Ordinary Profit	127
Net income	121

4. Outlook for the Year Ending March 31, 2006 and Semi-Annual Ending September 30, 2005, under Japanese GAAP (unaudited)

The outlook of the JSAT Group's consolidated results for the year ending March 31, 2006 and Semi-Annual Ending September 30, 2005, under Japanese GAAP, is provided below.

	Year ending March 31, 2006	Semi-Annual ending September 30, 2005
	¥ Million	¥ Million
Revenues	42,200	21,900
Operating income	4,400	3,500
Ordinary profit	3,700	2,900
Net income	2,100	1,500
Net operating cash flow	17,600	-
Earning per share (EPS)	¥ 5,891.96	¥ 4,208.54
EBITDA	21,000	-

1. EBITDA represents the total of net income, interest, tax, depreciation and amortization.

NOTE: This outlook contains forward-looking statements based on JSAT's own projections and estimates. The markets where JSAT is active are extremely volatile, subject to rapid shifts in technology, customer demands, and prices, changes in economic conditions, the potential of satellite failures and many other variables. Due to the risks and uncertainties involved, actual results may materially differ from the content of these statements. Therefore, these forward-looking statements should not be interpreted as representations that such objectives will be fulfilled.

5. Financial Highlights under US GAAP

JSAT reports operating results for annual and quarterly results based on US and Japanese GAAP. Financial information published in Japan is prepared in accordance with Japanese GAAP. US GAAP may differ from Japanese GAAP in material ways. Presented below are summaries of US GAAP financial results for reference purposes. (Figures are rounded off to hundred thousand yen except for share and per share amounts.)

For the year ended or as of March 31,

	2005 (Results)	2004 (Results)	Change	2005 (Outlook)
	¥ Million	¥ Million	%	¥ Million
Revenues	42,883	44,194	-2.9%	40,940
Operating income	7,924	8,397	-5.6%	4,460
Net income	4,518	6,178	-26.8%	2,410
Total assets	159,968	177,746	-10.0%	-
Shareholders' equity	91,392	102,663	-10.9%	-
Net operating cash flow	22,501	22,479	-%	-
EBITDA	24,368	28,483	-14.4%	20,610
EBITDA margin	56.8%	64.4%	-7.6 point	50.3%
Earnings per share(EPS)	¥12591.42	¥16,345.94	-22.9%	¥6,761.7
Dividend per share	¥6,000	¥6,000	-	¥6,000
Weighted average number of shares outstanding	358,842	377,931	-	376,777

Notes:

1. EBITDA represents the total of net income, interest, tax, depreciation and amortization.
2. The EBITDA margin is the ratio of EBITDA to revenue.
3. EPS is computed based on the weighted average number of shares outstanding during the applicable period.
4. The amount of year-end dividend for the year ended March 31, 2005, is subject to the approval at the 21st Ordinary General Meeting of Shareholders scheduled to be held in late June 2005.

Three months ended	Mar 31, 2005	Mar 31, 2004	Change	Dec 31, 2004	Sep 30, 2004	Jun 30, 2004
	¥ Million	¥ Million	%	¥ Million	¥ Million	¥ Million
Revenues	11,427	11,423	-%	10,378	10,562	10,514
Operating Income	1,671	-254	-	1,888	1,899	2,465
Net Income	1,300	1,709	-23.9%	541	1,451	1,225
Total assets	159,968	177,746	-10.0%	163,097	167,794	168,663
Shareholders' equity	91,392	102,663	-10.9%	92,871	95,135	93,327
Net operating cash flow	3,051	3,284	-7.0%	5,898	4,345	9,206
EBITDA	6,205	7,669	-19.0%	5,171	6,465	6,540
EBITDA margin	54.3%	67.1%	-12.8point	49.8%	61.2%	62.2%
Earning per share (EPS)	¥3457.94	¥4,545.25	-23.9%	¥1,520.26	¥4,071.33	¥3,346.28
Weighted average number of shares outstanding	375,998	375,919	-	356,419	356,419	366,139

Notes:
1. EBITDA represents the total of net income, interest, tax, depreciation and amortization.
2. The EBITDA margin is the ratio of EBITDA to revenue.
3. EPS is computed based on the weighted average number of shares outstanding during the applicable period.

6. Summary of Consolidated Financial Statements under US GAAP (unaudited)

(1) Summary of the Balance Sheets

(¥ Million)

	As of March 31, 2005	As of March 31, 2004
Assets		
Current assets	32,265	34,791
Investments, etc.	19,907	31,496
Property and equipment	102,558	107,387
Other assets	5,236	4,073
Total assets	159,968	177,746
Liabilities and shareholders' equity		
Current liabilities	23,183	21,291
Long-term liabilities	45,223	53,139
Minority interests	168	653
Common stock	53,769	53,770
Additional paid-in capital	34,404	34,422
Retained earnings:		
Appropriated for legal reserve	5	-
Unappropriated	12,190	9,874
Comprehensive income	950	7,787
Treasury stock	(9,927)	(3,190)
Total shareholders' equity	91,392	102,663
Total	159,968	177,746

(2) Summary of Statements of Income

(¥ Million)

For the year ended	March 31, 2005	March 31, 2004	Change (%)
Revenues	42,883	44,194	-2.9%
Operating expenses	34,958	35,797	-2.3%
Operating income	7,924	8,397	-5.6%
Other income (expenses)	(125)	(1,473)	-
Income before income taxes and minority interests	7,799	9,284	-15.9%
Income taxes	(3,245)	(3,055)	+6.2%
Minority interests	(35)	(51)	-31.3%
Net income	4,518	6,178	-26.8%

(¥ Million)

Three months ended	Mar. 31, 2005	Mar. 31, 2004	Change (%)	Dec. 31, 2004	Sep. 30, 2004	June 30, 2004
Revenues	11,427	11,423	-%	10,378	10,562	10,514
Operating expenses	9,756	11,678	-16.4%	8,489	8,663	8,049
Operating income	1,671	(254)	-	1,888	1,899	2,465
Other income (expenses)	218	(970)	-	(843)	450	48
Income before income taxes and minority interests	1,890	1,136	66.3%	1,045	2,350	2,513
Income taxes	(589)	(589)	-%	(498)	(884)	(1,273)
Minority interests	-	(16)	-	(5)	(15)	(14)
Net income	1,300	1,709	-23.9%	541	1,451	1,225

(3) Revenues for Each Service

(¥ Million)

For the year ended	Mar 31, 2005	Mar 31, 2004	Change (%)
Network-Related Services	14,466	17,022	-15.0%
Broadcast & Video Distribution Services	27,811	26,477	+5.0%
Other	605	695	-12.9%
Total	42,883	44,194	-2.9%

(¥ Million)

Three months ended	March 31, 2005	Mar. 31, 2004	Change (%)	Dec. 31, 2004	Sep. 30, 2004	June 30, 2004
Network-Related Services	3,599	4,309	-16.4%	3,619	3,575	3,671
Broadcast & Video Distribution Services	7,644	6,934	+10.2%	6,626	6,947	6,592
Other	182	181	0.6%	132	39	250
Total	11,427	11,423	-%	10,378	10,562	10,514

(4) Summary of the Cash Flows Statements

(¥ Million)

For the year ended	March 31, 2005	March 31, 2004
Operating activities (net cash)	22,501	22,479
Net income	4,518	6,178
Depreciation and amortization	16,081	18,538
Other	1901	
Investing activities (net cash)	(9,641)	(13,660)
Property and equipment	(10,930)	(9,418)
Business investments	(994)	(5,32)
Financial investments	2,283	(3,710)
Other	-	-
Financing activities (net cash)	(12,324)	(7,926)
Proceeds from short-term borrowings	6,170	1,325
Repayments of short-term borrowings	(2,200)	(3,321)
Proceeds from long-term borrowings	5,000	5,400
Repayments of long-term borrowings	(11,497)	(7,398)
Payments for dividends	(2,194)	(2,458)
Payments for purchase of treasury stock	(6,744)	(3,193)
Other	(859)	1,719
Cash and cash equivalents at beginning of the fiscal year	2,233	1,500
Cash and cash equivalents at end of the fiscal year	2,871	2,233

(¥ Million)

Three months ended	Mar. 31, 2005	Mar. 31, 2004	Dec. 31, 2004	Sep. 30, 2004	June 30, 2004
Operating activities (net cash)	3,051	3,284	5,897	4,345	9,206
Net income	1,300	1,709	541	1,451	1,225
Depreciation and amortization	4,206	6,387	3,942	4,042	3,889
Other	(2,455)	(4,812)	1,414	(1,148)	4,091
Investing activities (net cash)	(3,900)	(3,913)	(3,016)	(4,030)	1,306
Property and equipment	(1,866)	(3,281)	(2,565)	(3,316)	(3,181)
Business investments	(513)	-	(20)	(445)	(15)
Financial investments	(1,520)	(631)	(430)	(268)	4,503
Other		-			-
Financing activities (net cash)	1,245	636	(3,130)	(647)	(9,792)
Proceeds from short-term borrowings	5,000	1,000	-	1,170	-
Repayments of short-term borrowings	-	(496)	(1,000)	(200)	(1,000)
Proceeds from long-term borrowings	1,000	1,987	3,000	1,000	-
Repayments of long-term borrowings	(4,116)	(2,116)	(4,082)	(2,216)	(1,082)
Payments for dividends	(135)	-	(928)	(259)	(6,743)
Payments for purchase of treasury stock	-	-	-	-	(871)
Other	(502)	(105)	(119)	(142)	(94)
Cash and cash equivalents at beginning of the quarter	2,396	2,326	2,633	2,952	2,233
Cash and cash equivalents at end of the quarter	2,871	2,233	2,396	2,633	2,952

7. Outlook for the Year Ending March 31, 2006, and Semi-Annual Ending September 30, 2005, under US GAAP (unaudited)

The outlook of the JSAT Group's consolidated results for the year ending March 31, 2006, and Semi-Annual Ending September 30, 2005, under the US GAAP, is provided below.

	Year ending March 31, 2006	Semi-Annual ending September 30, 2005
	¥ Million	¥ Million
Revenues	40,940	21,230
Operating income	4,460	3,540
Net income	2,410	1,660
Earning per share (EPS)	¥6,761.7	¥4,657.5
EBITDA	20,610	-
EBITDA margin	50.3%	-%

1. EBITDA represents the total of net income, interest, tax, depreciation and amortization.
2. The EBITDA margin is the ratio of EBITDA to revenue.

NOTE: This outlook contains forward-looking statements based on JSAT's own projections and estimates. The markets where JSAT is active are extremely volatile, subject to rapid shifts in technology, customer demands, and prices, changes in economic conditions, the potential of satellite failures and many other variables. Due to the risks and uncertainties involved, actual results may materially differ from the content of these statements. Therefore, these forward-looking statements should not be interpreted as representations that such objectives will be fulfilled.

82-5 1




Operating Results for the Year Ended March 31, 2005



JSAT Corporation

Forward-Looking Statements

Statements about our expectations, strategies, objectives and targets contained in these presentation materials are forwarding-looking statements and are not historical facts. These forward-looking statements are based on management's assumptions, plans, expectations and judgments based on information currently available to management.
The management targets included in these presentation materials are not projections, and do not represent management's current estimates of future performance. Rather, they represent targets that management will strive to achieve through the successful implementation of our business strategies. We may not be successful in implementing our business strategies, and our actual results may differ materially from those anticipated in these forward-looking statements as a result of a wide range of possible reasons, including:

- demand for our services or the level of services used by our major customers may decline;
- one of satellites could fail or lose capacity;
- we may fail to successfully launch a satellite into proper orbit ;
- our back-up satellite may not perform properly when needed;
- countries may fail to internationally coordinate orbital slots and communication frequencies;
- future changes in laws and regulations may limit our business and operations;
- our business may be negatively affected by developments in graphic and audio compression technology and digital telecommunication technology or by other technological advancements and innovations;
- the costs of our satellites may exceed our estimated expenditure as a result of satellite specifications changes, fluctuations in the currency exchange rates, or conditions in the insurance market;
- we may find it difficult or impossible to obtain financing to purchase satellite equipment and build facilities;
- fluctuations in interest rates and currency exchange rates may negatively affect our business;
- poor business results of our major customers may negatively affect our business with them;
- Risks posed by the inability to realize or develop future strategic partnerships in relevant fields or relationships with partner companies as envisioned;
- increasing competition in mainly Japan, Asia, Europe, and North American regions may negatively affect our results of operations; and
- various other factors, risks and uncertainties could negatively affect our businesses.

You should keep in mind that any forward - looking statement made by us speaks only as of the date on which we make it. New risks and uncertainties come up from time to time, and it is impossible for us to predict these events or how they may affect us. In light of these risks and uncertainties, you should keep in mind that any forward - looking statement might not occur. Therefore, you should not place undue reliance on any forward - looking statements.

8 2-5 1 1

JSAT Corporation

Contents

JSAT Corporation

Highlights

✓**Posted stable operating results as initially forecasted**

✓**The number of cable TV operators adopting JC-HITS service has risen steadily**

✓**Global businesses:**

- Won new contracts for international telecommunications services from an overseas government agency
- Selling services offered via Horizons-1
- Sakhalin Project in Russia

✓Posted stable revenues of Broadcast & Video Distribution Services

- Establishment of Sales Planning Joint Venture with SKY PerfecTV!

✓Growing revenues from services for government agencies in Japan and abroad

✓**Scheduled to pay a dividend of ¥6,000 per share**

Summary of the Consolidated Operating Results

Posted stable operating results as initially forecasted

(Millions of Yen, except Dividend per share, EPS and EBITDA margin.)

	For the Year ended or as of March 31,			
	2005 (Results)	2004 (Results)		2005 (Outlook)
Revenues	**44,388**	**45,144**	98.3%	44,000
Operating expenses	**36,325**	**34,179**	106.3%	-
(Depreciation)	**(16,934)**	**(16,842)**	100.5%	-
Operating income	**8,063**	**10,965**	73.5%	7,000
Ordinary profit	**7,512**	**9,962**	75.4%	6,600
Net income	**4,077**	**6,460**	63.1%	4,000
Net operating cash flow	**23,298**	**22,847**	102.0%	23,000
Earnings per share	**11,223.68**	**16,926.50**	66.3%	11,222.75
EBITDA	**24,974**	**29,781**	83.9%	24,800
EBITDA margin	**56.3%**	**66.0%**	△9.7 point	

* These Financial results and data are based on Japanese GAAP.

Analysis of the FY2004 Operating Results

	Main Factors
Revenues ¥[illegible] Mil. (YoY Down ¥[illegible])	【Main Positive Factors】 ➢ Providing satellite links to NTT DoCoMo (started from Aug. 2003) ➢ Increased the revenues of the CS digital broadcasting ➢ Growing revenues from global businesses: acquisition of new contracts with government organizations ➢ Recorded revenues related to cable TV operators using JC-HITS ➢ *Started Horizons-1 services* 【Main Negative Factors】 ➢ Decreased in revenues due to partial cancellation of contract with NTT Communications ➢ Bandwidth reductions by certain customers
Operating Income ¥[illegible] Mil. (YoY Down ¥2,[illegible] Mil.)	【Main Negative Factors】 ➢ Recorded operating expenses due to the start of JC-HITS service ➢ Recorded cost of services for Horizons-1
Operating Cash Flow ¥23,298 Mil. (YoY Up ¥451 Mil.)	【Main Positive Factors】 ➢ Cancellation fee income from NTT Communications ➢ Reduction of income taxes 【Main Negative Factors】 ➢ Decrease in income before income taxes

* These Financial results and data are based on Japanese GAAP.

Revenues for Each Service

(Millions of Yen)	For the year ended Mar 2005	Comps.	Mar 2004	Comps.	YoY
Network-Related Services	15,951	35.9%	17,972	39.8%	88.8%
Broadcast & Video Distribution Services	27,831	62.7%	26,476	58.7%	105.1%
Other Services	605	1.4%	695	1.5%	87.1%
Total	44,388	100.0%	45,144	100.0%	98.3%

* These Financial results and data are based on Japanese GAAP.

Current situation of each service	
Network-Related Services	【Main Positive Factors】 ·Providing satellite links to NTT DoCoMo (started from Aug. 2003) ·Growing revenues from global businesses: New contracts with government organizations 【Main Negative Factors】 · Decreased in revenues due to partial cancellation of contract with NTT Communications ·Bandwidth reductions by certain customers
Broadcast & Video Distribution Services	【Main Positive Factors】 ·Increased the revenues of CS digital broadcasting ·Recorded revenues related to cable TV operators using JC-HITS ·Started Horizons-1 services

Cash Flow Data

(Millions of Yen)	For the Year ended Mar. 2005	Mar. 2004
Operating activities (net cash)	23,298	22,847
Income before income taxes	7,402	9,828
Depreciation and amortization	16,934	16,842
Extraordinary depreciation	-	2,343
Cancellation fee income	-	Δ2,047
Payments for income taxes	Δ3,847	Δ5,219
Other	2,808	1,100
Investing activities (net cash)	Δ10,790	Δ14,424
Property and equipment	Δ11,054	Δ11,880
Business investments	Δ994	Δ532
Financial investments	1,258	Δ2,012
Financing activities (net cash)	Δ11,871	Δ7,529
Proceeds form short-term borrowings	6,170	1,325
Repayments of short-term borrowings	Δ2,200	Δ2,925
Proceeds form long-term borrowings	5,000	5,400
Repayments of long-term borrowings	Δ11,497	Δ7,397
Payments for redemption of convertible bonds	Δ405	-
Payments for purchase of treasury stock	Δ6,744	Δ3,193
Proceeds from sales of treasury stock	-	1,719
Payments for dividends	Δ2,179	Δ2,457
Other	Δ15	-
Cash and cash equivalents at beginning of year	2,233	1,499
Cash and cash equivalents at end of year	2,871	2,233

Main Factors for Increase in Operating Cash Flow:

- Decrease in income before income taxes - ¥2,425M
- Cancellation fee income ¥2,047M
- Decrease in income taxes ¥1,371M

Major Investments for Property and Equipment:

- Satellite acquisition ¥8,072M
- JC-HITS ¥1,785M
- Expansion of YSCC ¥716M

Major Investments for Business investments:

- Satellite Network, Inc. ¥435M
- Teleport Access Services ¥485M

Total Borrowings:

·Short-Term Borrowings	¥5,270 M
·Long-Term Borrowings	¥30,010 M
·Convertible Bonds	¥20,000 M
Total	¥55,280 M

* These Financial results and data are based on Japanese GAAP.

Operating Results for Major Subsidiaries and Affiliates

(Millions of Yen)

Japan Cablecast Inc. (100% ownership)	
Revenues	367
Operating income	△ 1,606
Ordinary profit	△ 1,741
Net income	△ 1,353

Satellite Network, Inc. (92% ownership)	
Revenues	4,985
Operating income	281
Ordinary profit	283
Net income	171

JSAT International Inc. (100% ownership)	
Revenues	291
Operating income	△ 396
Ordinary profit	△ 428
Net income	△ 428

Pay Per View Japan, Inc. (20% ownership)	
Revenues	14,627
Operating income	133
Ordinary profit	127
Net income	121

* **Regarding JSAT International Inc. (JII), the Year is a period from January to December. JII's operating results include Horizons Satellite LLC's operating results.**
* **JSAT' ownership of Satellite Network, Inc. became 92% after the acquisition of its additional shares on August 31, 2004.**

* These Financial results and data are based on Japanese GAAP.

Contribution to Shareholders

Annual Dividend and Payout Ratio

	FY2000	FY2001	FY2002	FY2003	FY2004 (planned)
Dividend	¥6,000 ※	¥5,000	¥6,000	¥6,000	¥6,000
Payout Ratio	45.7%	33.8%	36.2%	37.3%	37.6%

※ Dividend for FY2000 included commemorative dividend of ¥1,000 for listing at the 1st Section of the Tokyo Stock Exchange.

Acquisition of Treasury Stock

As of March 31,2005	Total No. of Shares	26,735

Outlook for the FY2005 (1)

(Millions of Yen)	For the Year Ending or Ended Mar. 2006 (Outlook)	Mar. 2005 (Results)	Change
Revenues	42,200	44,388	95.1%
Operating income	4,400	8,063	54.6%
Ordinary profit	3,700	7,512	49.3%
Net income	2,100	4,077	51.5%
Net operating cash flow	17,600	23,298	75.5%
Earnings per share	5,891.96	11,223.68	52.5%
EBITDA	21,000	24,974	84.1%

* Scheduled to pay a dividend of ¥6,000 per share

* These Financial results and data are based on Japanese GAAP.

Outlook for the FY2005 (1) : Breakdown of Changes in Operating Income (Forecast)



(¥ billion)
Decrease in revenues
81
ppro
4.5
Increase in revenues
ppro
2.3
Increase in costs
ppro
2.4
YoY changes
-3.7
Cost savings
ppro
1.0
44
·Partial expiry of NTT contracts
·Cancellations by major users
·Decrease in bandwidth for broadcasting
·JC-HITS
·Horizons-1
·Public-sector projects
·Operating expenses for JC-HITS
·Depreciation on JCSAT-9 satellite
·Costs linked to sales
·Parent-company SG&A expenses
·In-orbit insurance
2005/3
Operating income
2006/3
Operating income
(forecast)

* These Financial results and data are based on Japanese GAAP.

Outlook for the FY2005 (3)

Revenues (Outlook) ¥42,2[illegible] (YoY 95.1%)	•Revenues Horizons business via JII •Revenues from JC-HITS •Revenues from Public-sector projects	•Decreased in revenues due to partial cancellation of contract with NTT Group •Bandwidth reductions by certain customers
Ordinary Profit (Outlook) ¥4,[illegible] (YoY [illegible])	•Cost savings	•Increase in depreciation •Costs linked to sales •Operating expenses for JC-HITS
Net Income (Outlook) ¥2,[illegible] (YoY [illegible])	•Reduced income taxes through the introduction of a consolidated taxation system.	•Costs related to new Affiliate
Operating CF (Outlook) ¥17,600Mil. (YoY 75.5%)	•Reduction of income taxes •Cost savings and decrease in Interest expenses	•Reduction of income before income taxes •Increase in operating expenses for JC-HITS

* These Financial results and data are based on Japanese GAAP.

Changes in Business Environment: Management Issues and Countermeasures



Terrestrial broadband companies are expanding their business by entering the telecommunications and broadcasting fields.BB
Pressing Issues
Changes in fields where satellites are competitive
- Declining domestic telecommunications revenues
-Expiry of NTT Group contracts and sharp decrease in continued use
Slowing growth in DTH services (SKY PerfecTV/-related)
Higher initial outlays for new businesses
Technological innovation and lower cost of terrestrial infrastructure
Management Issues and Countermeasures
Reexamine and concentrate resources in markets where satellites can exert their advantages
Enhance profitability by lowering costs and raising efficiency
Develop new businesses at an early stage

Key Markets and Themes



Directions for channeling resources
Key markets
Markets where satellites can exert their advantages
Broadcasting-related
Telecommunications-related
DTH market (SKY PerfecTV!)
Cable TV market
Global market
Mobile communications market
Public sector-related market
Reduce costs and raise efficiency
Reduce costs
Raise efficiency
Optimize fleet
Optimize ground facilities
Review in-orbit insurance policies
Increase operating efficiency

Overall Direction for Key Actions



DTH
Increase viewers
SKYPerfect Marketing
HDTV conversion
Cable
JC-HITS
Early stage start-ups
Global
North America and Asia
Form partnerships and invest
Mobile
Land, sea, and air
Cultivate new services
Public
Government agencies
Local governments
Cultivate new users
Video
Teleport
Existing business domains


Status of JC-HITS Business :
The number of cable TV operators adopting
JC-HITS service has risen steadily.
JC-HITS
Okinawa Area : 1station
Hokuriku Area : 21stations
Chugoku Area : 12stations
Tohoku Area : 1station
Koshinetsu Area : 2stations
Kanto Area : 15stations
Tokai Area : 12stations
Kinki Area : 8stations
Shikoku Area : 1station
Kyushu Area : 1station
As of May 31,2005
Total number of cable TV operators adopting JC-HITS service
04 Apr.
July
Oct.
Jan.
05 Apr.
16

Quarterly Results

Quarterly Results

(Millions of Yen)	June 2004	Sep 2004	Dec 2004	Mar 2005
	For three months ended			
Revenues	10,822	10,986	10,749	11,829
Operating income	2,402	1,909	1,883	1,868
Ordinary profit	2,284	2,002	1,640	1,585
Net income	1,226	1,090	853	907
Net operating cash flow	9,416	4,519	6,097	3,265
Earnings per share	3,350.57	3,058.70	2,394.58	2,276.29
EBITDA	6,690	6,226	6,111	5,945
EBITDA margin	61.8%	56.7%	56.9%	50.3%

Revenues for Each Service

(Millions of Yen)	June 2004	Sep 2004	Dec 2004	Mar 2005
	For three months ended			
Network-Related Services	3,978	3,989	3,986	3,996
Broadcast & Video Distribution Service	6,592	6,957	6,631	7,649
Other Services	250	39	132	182
Total	10,822	10,986	10,749	11,829

* These Financial results and data are based on Japanese GAAP.

Quarterly Cash Flow Data

(Millions of Yen)	For three months ended June 2004	Sep 2004	Dec 2004	Mar 2005
Operating activities (net cash)	9,416	4,519	6,097	3,265
Income before income taxes	2,372	1,893	1,669	1,466
Depreciation and amortization	4,133	4,241	4,258	4,301
Cancellation fee income	-	△32	32	-
Payments for income taxes	△1,777	8	△2,078	-
Other	4,688	△1,591	2,214	△2,503
Investing activities (net cash)	1,002	△4,347	△3,335	△4,110
Property and equipment	△3,178	△3,321	△2,554	△1,999
Business investments	△15	△445	△505	△28
Financial investments	4,196	△580	△274	△2,083
Financing activities (net cash)	△9,697	△505	△3,011	1,343
Proceeds form short-term borrowings	-	1,170	-	5,000
Repayments of short-term borrowings	△1,000	△200	△1,000	-
Proceeds form long-term borrowings	-	1,000	3,000	1,000
Repayments of long-term borrowings	△1,082	△2,216	△4,082	△4,116
Payments for redemption of convertible bonds	-	-	-	△405
Payments for purchase of treasury stock	△6,743	-	-	-
Payments for dividends	△855	△259	△928	△135
Other	△15	-	-	-
Cash and cash equivalents at beginning of year	2,233	2,952	2,633	2,396
Cash and cash equivalents at end of year	2,952	2,633	2,396	2,871

* These Financial results and data are based on Japanese GAAP.


JSAT

If you have any questions, please contact:
Corporate Communications & Investor Relations Division

TEL +81-3-5219-7778
FAX +81-3-5219-7876
E-Mail: investors@jsat.net

NOTE: This material contains forward-looking statements based on JSAT's own projections and estimates. The markets where JSAT is active are extremely volatile, subject to rapid shifts in technology, customer demands, prices, changes in economic conditions, the potential of satellite failures and many other variables. Due to the risks and uncertainties involved, actual results may differ from the content of these statements. Therefore, these statements should not be interpreted as representations that such objectives will be fulfilled.

Thank you very much for your understanding and supporting JSAT.

May 11, 2005
JSAT Corporation

JSAT Announces Issuance of Stock Options (Subscription Rights)
(Issuance of Subscription Rights Gratis Under Article 280-20, -21 of the Japanese Commercial Code)

JSAT Corporation wishes to serve notice that at a meeting held today, the Board of Directors approved a resolution to present a bill at JSAT's 21th Ordinary General Meeting of Shareholders scheduled to be held on June 28, 2005, regarding the grant of stock options through the issuance of subscription rights in gratis, pursuant to Article 280-20, -21 of the Commercial Code of Japan.

1. Rationale for Issuing Subscription Rights on Advantageous Terms to Non-Shareholders

   Stock options are being granted through the issuance of subscription rights in gratis to directors, executive officers and certain employees of JSAT as well as to directors and certain employees of JSAT's subsidiaries, to provide further incentive and motivation for key personnel to deliver improved operating results of the JSAT Group over the long term and enhance shareholder-driven management.

2. Eligible Persons

   JSAT directors, executive officers and certain employees as well as JSAT's subsidiaries directors and certain employees.

3. Outline of Issuance of Subscription Rights

   (1) Type and number of shares to be issued for the purpose of issuing subscription rights:

   Up to 1,500 shares of JSAT common stock

   In the event of a stock split or reverse stock split, the number of shares to be issued upon exercise of subscription rights shall be adjusted in accordance with the formula below. However, adjustment shall only be made to the number of shares underlying unexercised subscription rights. Any fractions arising from the formula below shall be rounded down.

   $$\text{Number of shares after adjustment} = \text{Number of shares before adjustment} \times \text{Ratio of stock split or consolidation}$$

   (2) Number of subscription rights to be issued:

   Up to 1,500

(Each subscription right shall entitle eligible persons to subscribe for 1 share of common stock, subject to any adjustments made to numbers of shares as detailed in provision (1))

(3) Issue price of subscription rights:

Issued in gratis

(4) Payment due upon exercise of subscription rights:

The payment per subscription right due upon exercise of these rights shall be determined by multiplying the price paid per share issued (hereinafter "exercise price") upon exercise of subscription rights, as defined below, by the number of shares to be issued per subscription right as detailed in provision (2).

The exercise price shall be 1.05 times the average daily closing price, excluding non-trading days, of JSAT common stock ordinarily traded on the Tokyo Stock Exchange during the month prior to the issue of subscription rights. Any fractions shall be rounded up to the nearest yen. However, if the exercise price is lower than the closing price quoted on the date of issue of subscription rights, the latter shall apply.

In the event that JSAT conducts a stock split or reverse stock split after the date of issue of subscription rights, the exercise price shall be adjusted in accordance with the following formula, rounded up to the nearest yen.

$$\text{Exercise Price after adjustment} = \text{Exercise Price before adjustment} \times \frac{1}{\text{Ratio of stock split or consolidation}}$$

If the Company issues new shares at a price paid per share less than the market price (excluding public offerings of JSAT shares at market price and the issuance of shares upon exercise of subscription rights or securities with subscription rights), the exercise price shall be adjusted in accordance with the following formula, rounded up to the nearest yen.

$$\text{Exercise Price after adjustment} = \text{Exercise Price before adjustment} \times \frac{\text{Number of shares already issued} + \dfrac{\text{Number of newly issued shares} \times \text{Amount paid per share}}{\text{Share price per share before issue of new shares}}}{\text{Number of shares already issued} + \text{Number of newly issued shares}}$$

(5) Exercise period:

From July 1, 2006 to June 30, 2010

(6) Conditions of exercise of subscription rights:

(i) Persons eligible for subscription rights (hereafter the "grantee") shall be a director, corporate auditor, corporate advisor, or employee of JSAT or a

JSAT-affiliated company during the exercise period of the subscription right. If grantees lose their position as a result of retirement, fulfillment of employment contract, or at the behest of the Company, they shall still be eligible to exercise their subscription rights.

(ii) If a grantee dies, the beneficiary of such person shall be eligible to exercise the grantee's subscription rights.

(iii) No subscription right may be transferred, pledged or otherwise forfeited.

(iv) Other conditions shall be stipulated in a subscription right agreement signed by JSAT and grantees, based on resolutions approved by the Ordinary General Meeting of Shareholders and Board of Directors.

(7) Conditions and reasons for cancellation of subscription rights:

(i) A subscription right can be cancelled without compensation in the event that a merger agreement is approved resulting in the Company becoming defunct, or resolutions on agreements detailing the exchange or transfer of stock resulting in the Company becoming a wholly owned subsidiary are approved at an Ordinary General Meeting of Shareholders.

(ii) A subscription right can be cancelled without compensation if the right is exercised outside the conditions laid down in Article (6)-(i), or -(iv). The cancellation of subscription rights under these circumstances may be processed collectively after the conclusion of the exercise period.

(8) Limits on the transfer of subscription rights:

A subscription right may only be transferred with the approval of the Board of Directors.

(9) Other

Further details regarding this issuance of subscription rights will be finalized by resolution of the Board of Directors.

May 11, 2005
JSAT Corporation

JSAT Announces Personnel Reappointments

JSAT Corporation wishes to announce that it will propose the following personnel reappointments.

1. Directors and Corporate Auditors (will be approved June 28, 2005)

1) Candidates for newly appointed directors:

Director (Non-executive)	Shigeru Ohashi

2) Candidates for Reappointment to Directorships:

President & CEO (Representative Director)	Kiyoshi Isozaki
Director	Yoshiro Aisaka
Director	Masanori Akiyama
Director	Yoichi Iizuka
Director (non-executive)	Iwao Nakatani
Director (non-executive)	Mamoru Ishida
Director (non-executive)	Kohei Manabe
Director (non-executive)	Bunji Shinoda

3) Candidates for newly appointed corporate auditors:

Corporate auditor	Masataka Hattori
Corporate auditor (non-executive)	Toshiaki Katsushima

4) Retiring directors:

Director (non-executive)	Shingo Yoshii

5) Retiring corporate auditors:

Corporate auditor	Kiyoaki Fujimoto
Corporate auditor (non-executive)	Tamotsu Iba

Following approval at the 21th Ordinary General Meeting of Shareholders scheduled for June 28, 2005, the Company's directors and corporate auditors will be as follows.

Directors and Corporate Auditors (as of June 28)

Post	Name	Reappointment or new appointment of director or corporate auditor
President & CEO (Representative Director)	Kiyoshi Isozaki	Reappointment
Director, Senior Executive Officer	Yoshiro Aisaka	Reappointment
Director, Senior Executive Officer	Masanori Akiyama	Reappointment
Director, Senior Executive Officer	Yoichi Iizuka	Reappointment
Director (non-executive)	Iwao Nakatani	Reappointment
Director (non-executive)	Mamoru Ishida	Reappointment
Director (non-executive)	Kohei Manabe	Reappointment
Director (non-executive)	Bunji Shinoda	Reappointment
Director (non-executive)	Shigeru Ohashi	Newly appointed
Corporate auditor	Shoichi Kameyama	—
Corporate auditor	Masataka Hattori	Newly appointed
Corporate auditor (non-executive)	Nobuyuki Kaneko	—
Corporate auditor (non-executive)	Toshiaki Katsushima	Newly appointed

2. Executive Officers (as of June 28, 2005)

The following executive officers are scheduled to be appointed at a meeting of the Board of Directors held immediately after the 21th Ordinary General Meeting of Shareholders scheduled for June 28, 2005.

Executive Officers (as of June 28, 2005)

Post	Name	Reappointment or new appointment of executive officer
President & CEO (Representative Director)	Kiyoshi Isozaki	Reappointment
Director, Senior Executive Officer	Yoshiro Aisaka	Reappointment
Director, Senior Executive Officer	Masanori Akiyama	Reappointment
Director, Senior Executive Officer	Yoichi Iizuka	Reappointment
Senior Executive Officer	Yutaka Nagai	Reappointment
Senior Executive Officer	Masanao Tanase	Reappointment
Executive Officer	Yasuo Okuyama	Reappointment
Executive Officer	Osamu Kato	Reappointment
Executive Officer	Yuichiro Nishio	Reappointment
Executive Officer	Hiroo Sumitomo	Reappointment
Executive Officer	Kiyoshi Ogawa	Reappointment
Executive Officer	Hideaki Kido	Newly appointed